FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Juan Pablo Reitze
For further information contact:	Head of Investor Relations
Jaime Montero	jprv@endesa.cl
Investor Relations Director
Endesa Chile	Irene Aguiló
(56-2) 634-2329	iaguilo@endesa.cl
jfmv@endesa.cl
Jacqueline Michael
jmc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED September 30, 2007

(All figures in constant Chilean Pesos, unless otherwise indicated)

(Santiago, Chile, October 30, 2007) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended September 30, 2007. All figures are in constant Chilean pesos and in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). September 2006 figures have been adjusted by the year-over-year CPI variation of 4.7% . The figures expressed in US Dollars for both periods were calculated based on the September 30, 2007 exchange rate of 511.23 Chilean pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Central Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (EMGESA S.A. E.S.P. recently merged with Central Hidroeléctrica de Betania S.A. E.S.P.) and its Peruvian subsidiary (Edegel).

Highlights for the Period

Net income of Endesa Chile was Ch$ 123,242 million in the first nine months of 2007, explained by operating income of Ch$ 380,335 million and a negative non-operating result of Ch$ 142,789 million. The 17.7 % lower net income compared to September 2006 is mainly due to lower hydrology and the gas shortage in Chile, plus the accounting impact of the application of Technical Bulletin 64 with respect to our subsidiaries in Colombia. This explains the reduced net income compared to the previous year when the company produced net income of Ch$ 149,661 million.

Operating income in the third quarter of 2007 reached Ch$ 380,335 million, a reduction of 3.1 % from the Ch$ 392,398 million reported for the same period of 2006. This result reflects some supply difficulties like the lack of gas and low hydrology, as well as the high liquid fuel prices in Chile, regulatory and pricing problems and the shortage of fuels and low hydrology in Argentina.

Endesa Chile’s consolidated EBITDA, or operating income plus depreciation and amortization, was Ch$ 526,296 million for the period to September 30, 2007, very similar to the same period of the year before. The distribution of EBITDA by country is as follows: 51.6 % from Chile, 27.2 % from Colombia, 11.9 % from Peru and 9.3 % from Argentina, the contribution of our investment in Endesa Brasil is not included in the consolidation of the Company.

PRESS RELEASE 3Q 2007

The most important events in the nine months to September 2007 are:

  On September 28, the board of Endesa Chile approved the construction of the 240 MW Quintero thermal plant which will initially use oil and then gas once LNG becomes available. The supply and construction contract was signed with General Electric and start-up is planned for early 2009. Endesa Chile’s investments projects show the commitment of the company towards avoiding tighten energy supply scenarios.

  On September 1, the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P. As a result, Endesa Chile’s direct and indirect shareholding in the merged company, Emgesa S.A. E.S.P., is 28.91%. This new corporate structure offers big advantages for the management of Colombian financial transactions.

  In July, Endesa Chile and the Maire -SES-Tecnimont Chile consortium signed the contract for the supply, construction and assembly of the second unit of the Bocamina coal plant with an investment of US$ 620 million which will provide an additional 350 MW to the SIC as from 2010, and will be equipped with the latest technologies for reducing emissions.

  On July 3, Standard & Poor’s raised its credit rating for Endesa Chile to BBB stable, from BBB-. Also in the same month, the rating agencies Feller Rate and Fitch improved their domestic ratings for Endesa Chile from A+ to AA- stable. With this, the market once again recognizes the company’s solid position through its credit ratings.

  In June, Endesa Chile obtained first place in Chile in the ranking of companies committed to sustainability, corporate governance, ethics, transparency and social responsibility, prepared by the research firm, Management & Excellence S.A. (M&E) and the prestigious Latinfinance magazine. It also obtained a leading place in the CSR Ranking 2007 organized by Fundación PROhumana and Capital magazine. In September, Endesa Chile was awarded the prize for the best sustainability report 2007 by Acción RSE at an event organized by El Mercurio newspaper and in which 23 companies participated.

  On May 31, Endesa Chile, ENAP, Metrogas and British Gas approved the contract in relation to the final investment decision of the regasification terminal of the LNG plant in Quintero. This implied that the affiliate corporation GNL Quintero S.A. submitted the order to proceed with the Engineering, Procurement and Construction Contract (EPC) contract, which is currently under construction.

  In March, Endesa Chile successfully synchronized the new unit related to the expansion of the San Isidro plant which started operations on April 23. This plant supplies the grid with approximately 250 MW in open cycle using diesel, and will contribute 340 MW in combined cycle by the end of this year, and finally 377 MW in combined cycle using LNG (expected for the year 2009).

Consolidated sales as of September 2007 were Ch$ 1,253,199 million. Higher average sale prices in Chile, Colombia and Argentina, plus increased sales volume in Peru, explain these improved sales. Consolidated sales volume in the first nine months of 2007 declined by 2.7 % and the average sale price rose by 26.6%.

Consolidated operating expenses as of September 2007 reached Ch$ 844,508 million, an increase of 36.1% compared to 2006. Thermal generation using more liquid fuels, especially in Chile and Argentina, largely account for this increase. SG&A expenses fell by 4.4 % to Ch$ 28,357 million in the first nine months of 2007.

Electricity generation in consolidated terms was 37,600 GWh in the period to September 2007, compared to 39,506 GWh in 2006, a decrease of 4.8%.

PRESS RELEASE 3Q 2007

PRESS RELEASE 3Q 2007

Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1

(Chilean GAAP, Thousand US$)

	Jan-Sept 2006	Jan-Sept 2007	Variance	Change

Operating Revenues	2,039,080	2,451,342	412,262	20.2%
Operating Expenses	(1,213,531)	(1,651,915)	(438,384)	(36.1%)

Operating Margin	825,549	799,427	(26,122)	(3.2%)

SG&A	(57,994)	(55,468)	2,526	4.4%

Operating Income	767,555	743,959	(23,596)	(3.1%)

Net Financial Income (Expenses)	(245,519)	(235,537)	9,982	4.1%
Interest Income	22,746	28,154	5,408	23.8%
Interest Expense	(268,266)	(263,691)	4,575	1.7%
Net Income from Related Companies	61,014	50,280	(10,734)	(17.6%)
Equity Gains from Related Companies	61,365	61,178	(188)	(0.3%)
Equity Losses from Related Companies	(352)	(10,898)	(10,546)	(2999.8%)
Net other Non Operating Income (Expense)	32,531	(126,012)	(158,543)	(487.4%)
Other Non Operating Income	77,684	24,582	(53,102)	(68.4%)
Other Non Operating Expenses	(45,152)	(150,594)	(105,441)	(233.5%)
Positive Goodwill Amortization	(1,459)	(1,264)	196	13.4%
Price Level Restatement	3,666	6,526	2,861	78.0%
Exchange differences	5,070	26,701	21,631	426.7%

Non Operating Income	(144,698)	(279,306)	(134,608)	(93.0%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	622,857	464,653	(158,204)	(25.4%)

Income Tax	(228,832)	(139,781)	89,051	38.9%
Extraordinary Items	-	-	-
Minority Interest	(111,483)	(90,374)	21,109	18.9%
Negative Goodwill Amortization	10,205	6,571	(3,634)	(35.6%)

NET INCOME	292,746	241,070	(51,677)	(17.7%)

PRESS RELEASE 3Q 2007

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.1

(Chilean GAAP, Million Ch$)

	Jan-Sept 2006	Jan-Sept 2007	Variance	Change

Operating Revenues	1,042,439	1,253,200	210,761	20.2%
Operating Expenses	(620,393)	(844,508)	(224,115)	(36.1%)

Operating Margin	422,045	408,691	(13,354)	(3.2%)

SG&A	(29,648)	(28,357)	1,291	4.4%

Operating Income	392,397	380,334	(12,063)	(3.1%)

Net Financial Income (Expenses)	(125,517)	(120,414)	5,103	4.1%
Interest Income	11,629	14,393	2,764	23.8%
Interest Expense	(137,145)	(134,807)	2,339	1.7%
Net Income from Related Companies	31,192	25,704	(5,488)	(17.6%)
Equity Gains from Related Companies	31,372	31,276	(96)	(0.3%)
Equity Losses from Related Companies	(180)	(5,571)	(5,392)	(2999.8%)
Net other Non Operating Income (Expense)	16,631	(64,421)	(81,052)	(487.4%)
Other Non Operating Income	39,714	12,567	(27,147)	(68.4%)
Other Non Operating Expenses	(23,083)	(76,988)	(53,905)	(233.5%)
Positive Goodwill Amortization	(746)	(646)	100	13.4%
Price Level Restatement	1,874	3,336	1,462	78.0%
Exchange differences	2,592	13,650	11,058	426.7%

Non Operating Income	(73,974)	(142,790)	(68,815)	(93.0%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	318,423	237,545	(80,878)	(25.4%)

Income Tax	(116,986)	(71,460)	45,526	38.9%
Extraordinary Items	-	-	-
Minority Interest	(56,994)	(46,202)	10,792	18.9%
Negative Goodwill Amortization	5,217	3,359	(1,858)	(35.6%)

NET INCOME	149,661	123,242	(26,419)	(17.7%)

PRESS RELEASE 3Q 2007

Main events during the period

Investments

Especially in Chile, due to the difficult situation of the market as a result of the gas shortage and low hydrology during 2007 and in order to establish a portfolio that will enable Endesa Chile to recuperate sustainable prices in the long term, the Company is currently developing an important portfolio of investment projects and carrying out numerous studies on possible immediate investment options, in line with its responsibility as the principal participant in the Chilean electricity market. In line with Endesa Chile’s role of contributing to the needs of the electricity system, the company is currently developing eight projects and studying eight different projects in Chile, an unprecedent situation in the company’s history.

Among the projects currently under way, the first is the expansion of San Isidro plant, which began its commercial operations in open cycle with a capacity of approximately 250 MW in April 2007 using diesel oil, and will close the combined cycle in December, and the increase its capacity to approximately 350 MW. In 2009, once liquefied natural gas (LNG) becomes available in Chile, San Isidro will reach its full capacity of 377 MW. The total investment will amount to US$ 229 million.

The company is also undertaking an active role in the initiative promoted by the Chilean government to increase the diversification of its energy matrix through the LNG project, with a 20% ownership of a re-gasification terminal together with Enap, Metrogas and British Gas, the latter being the gas supplier. The final investment decision of this project was approved by the board of Endesa Chile on May 29 2007. The company GNL Chile S.A. has already executed the engineering, procurement and construction (EPC) contract with Chicago Bridge & Iron (CBI). Furthermore, works for the installation of the regasification plant have begun. The estimated total investment for this project is US$ 940 million and will start operating in a fast-track mode in the first half of 2009, and definetely in 2010.

The second project, which will start operations shortly, is the 32 MW Palmucho pass-through hydroelectric plant. It will use the ecological flow of the Ralco plant, thus ensuring it a high load factor. The total investment in the project is estimated at US$ 45 million.

Endesa Chile, concerned about the delicate electricity supply condition for the next years, and in addition to anticipate the start up of the San Isidro combined cycle, is carrying out works on the No.1 unit of the Taltal plant, with an installed capacity of 120 MW, so it can operate with diesel in March 2008. The No.2 unit was already modified in 2005. The company has also submitted the environmental impact study for a 240 MW open-cycle plant at a site alongside to the Quintero re-gasification plant, which will operate with diesel from the first quarter of 2009 and leave a plant prepared for the later use of LNG, thus cooperating with the electric supply for the coming years. On September 28, the board of Endesa Chile approved and awarded to General Electric the supply of two 120 MW turbines for this project. The estimated investment is US$ 128 million.

Regarding the development and progress of Centrales Hidroeléctricas de Aysén S.A., in which Endesa Chile has a 51% shareholding and Colbún S.A. the remaining 49%, the environmental impact assessment in charge of the international consortium formed by SWECO, POCH Ambiental and EPS, has progressed. Last August, Hidroaysén presented the final project to the local authority and community, reflecting the company’s efforts to reduce the area to be flooded and leave untouched important and emblematic zones for fishing, tourism, and of landscape and environmental value. The updated total installed capacity of the project will be approximately 2,750 MW, with a total investment that is currently being revised. The Fair Competition Court (Tribunal de Defensa de la Libre Competencia) approved with less relevant conditions the form of the constitution of the corporation that is in charge of the project. This is an additional step in its progress.

PRESS RELEASE 3Q 2007

On June 5, Endesa Chile submitted to the environmental impact assessment system (EIAS) the Los Cóndores hydroelectric plant project, a pass-through plant with a close to 150 MW capacity and an average annual generation of 560 GWh. This plant will use the waters of the Maule Lake and will be located in the district of San Clemente, Talca. The estimated investment is US$ 181 million and it is planned to start operations in early 2012, works will begin in 2008.

On June 28, Endesa Chile awarded the construction of the Bocamina II Plant to the consortium Mairee-SES-Tecnimont (MST), after obtaining the approval of the environmental impact assessment (EIA). The project consists of a second unit generating with coal of approximately 350 MW installed capacity, with an estimated investment of US$ 620 million. This unit with state of the art technology in relation to gas emissions will start operations by mid 2010, and works have already begun.

At the same time and continuing with the initiative of developing non-conventional renewable energy projects through the subsidiary Endesa ECO, the Canela wind farm on the SIC is planned to start operations during this fourth quarter of 2007. This project is located 295 km north of Santiago, in the district of Canela, Fourth Region. It consists of 11 wind-energy generators, 70m height, with a total capacity of 18.15 MW and an estimated investment of US$ 31 million. The acquisition of alongside land to enlarge the project is already compromised.

In addition, Endesa ECO will bring into service in the first half of 2008 the Ojos de Agua pass-through mini hydroelectric project, located 100 kilometers from the city of Talca, in the valley of the Cipreses River, downstream from La Invernada Lake. The investment in this 9 MW plant is estimated to be US$ 20 million.

In Argentina, two generating companies were constituted in December 2005 under the Foninvemem (an investment fund created to carry out new investments in the Argentine wholesale electricity market), in which Endesa Chile, through its subsidiaries in Argentina, has a 21% shareholding. These companies are Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., each comprising an 800 MW combined-cycle generating plant. In October 2006, both equipment supply contracts were awarded to Siemens. The estimated date to start operations is January 2009, since then investor companies will begin to recover their credits from the flows generated by the project through their 10-year production sales contracts with MEM, managed by CAMMESA.

Operating Income

The following is an analysis of the business by country:

In Argentina, operating income in September 2007 amounted to Ch$ 22,004 million, when compared to Ch$ 28,256 million the previous year, a fall of 22.1%. This weaker result is explained by the 21.8 % higher cost of sales. On the other hand, sales increased by 15.5 % as a result of higher average sales prices. Endesa Costanera’s operating income swung from a profit of Ch$ 2,176 million to a loss of Ch$ 1,135 million, reflecting a 30.7 % increase in the fuel costs. In the case of Hidroeléctrica El Chocón, operating income declined from Ch$ 26,080 million at September 2006 to Ch$ 23,139 million in 2007, with a 22.4 % fall in physical energy sales due to reduced hydrology in the Comahue district.

In Chile, operating income was Ch$ 202,691 million to September 2007, decreasing 11.3 % from the Ch$ 228,608 million of the same period in 2006. Physical energy sales declined by 7.4 % over the same period, explained by 4.8 % reduced generation because of lower hydrology. Reserves in the dams are enabling Endesa Chile to ensure supplies under its contracts, in conditions where hydrology in 2007 has been dryer than normal. Operating expenses increased by 63.2%, including Ch$ 156,083 million of higher fuel and lubricant costs because of increased thermal generation at high production costs.

PRESS RELEASE 3Q 2007

Operating income in Colombia reached Ch$ 117,778 million in the first nine months of 2007, Ch$ 23,088 million above the figure for the same period of 2006. This improvement is mainly explained by the 15.5 % rise in average sale prices, which included higher revenues due to the reliability charge and a 1.3 % increase in physical sales. Operating expenses rose by Ch$ 12,135 million (10.9%) mainly as a result of larger energy volume purchases in a year of reduced hydrology in which generation was reduced by 8.3%.

Operating income for Edegel, the Endesa Chile’s Peruvian subsidiary, reached Ch$ 37,861 million, meaning a decrease of 7.3 % from the Ch$ 40,843 million in the first first nine months of 2006. Sales rose by 2 % and operating expenses by 7.6%. Sales increase is due to higher physical sales, which rose by 22.5%. Higher sales are a result of growing demand and the consolidation of Edegel with Etevensa from June 1, 2006, which enabled the Company to meet higher demand from its own production.

Non-Operating Income

Non operating income for the period to September 2007 was a loss of Ch$ 142,789 million, compared to a loss of Ch$ 73,974 million in the same period of 2006, adversely affecting the Company’s net income for the period. The following are the main changes in the non-operating result:

Net other non-operating income and expenses reached a lower result of Ch$ 81,052 million in the period January-September 2007 compared to the same period of the year before , basically due to Ch$ 44,170 million of reduced income from the conversion adjustment required under Technical Bulletin No.64 of the Chilean Institute of Accountants, with respect to our foreign subsidiaries, and Ch$ 10,651 million of increased provisions to the tax on equity of the Colombian subsidiaries.

Worth is to mention that the worse result of the conversion adjustment in accordance with Te chnical Bulletin 64 of our Colombian subsidiaries, is mainly due to the substantial appreciation of the Colombian peso against the US dollar, by 9.6%, which adversely affected Colombian liabilities in local currency on being translated to dollars, and then to Chilean pesos for consolidation purposes. This accounting adjustment has no effect on the company’s cash flows.

Price-level restatements and exchange differences showed a net positive change of Ch$ 12,520 million in the first nine months of 2007 compared to the year before, from a gain of Ch$ 4,466 million in 2006 to a gain of Ch$ 16,986 million at September 2007. This is mainly explained by exchange rate fluctuations between both periods. During the 2007 period, the Chilean peso appreciated against het dollar by 4.1%, compared to the 4.6 % depreciation in the 2006 period.

The net result of investments in related companies declined by Ch$ 5,487 million in the first nine months of 2007 compared to the same period of 2006, basically explained by the Ch$ 7,629 million of reduced accrued income from the associate company GasAtacama, offset by Ch$ 2,016 million of an improved result by the affiliate Endesa Brasil S.A.

Consolidated financial expenses decreased by Ch$ 2,340 million, from Ch$ 137,146 million in the September period of 2006 to Ch$ 134,806 million in 2007, a decrease of 1.7%, deriving from higher capitalized financial expenses, a lower average interest rate and the effect of the exchange rate. Higher average cash balances, mainly in Colombia and Chile, increased interest income by Ch$ 2,764 million, from Ch$ 11,629 million in 2006 to Ch$ 14,393 million to September 2007.

Income tax and deferred taxes decreased by Ch$ 45,526 million in the first nine months of 2007, compared to the same period of 2006. Consolidated accumulated income tax amounted to Ch$ 71,460 million, comprising a charge for income tax of Ch$ 47,758 million and Ch$ 23,702 million of deferred taxes. Accumulated income tax was Ch$ 28,225 million lower than in the same period of 2006, because of reduced taxable income, mainly of Endesa Chile and Emgesa in Colombia. Deferred tax showed a fall of Ch$ 17,301 million with respect to the same period of 2006.

PRESS RELEASE 3Q 2007

Financing

At the end of September 2007, Endesa Chile made drawings under its revolving credit facilities for a total of US$ 116 million. In the third quarter therefore, the company has maintained a total drawn of US$ 216 million out of the total of US$ 650 million available under revolving credit agreements.

Regarding bond issues by our foreign subsidiaries, Edegel in Peru has been the most active during the quarter, with four issues:

  On July 2, 2007 it issued a local bond of 25 million soles (approximately US$ 8.1 million) for a term of 12 years and with an annual interest rate of 6.28% (approximately 6.42 % in dollar terms).
  On July 17, 2007 it issued a local bond of 8 million dollars for a term of 4 years and with an interest rate of 5.96%.
  On August 29, 2007 it issued a local bond of 20 million soles (approximately US$ 6.5 million) for a term of 7 years and with an interest rate of 6.75% (approximately 6.85 % in dollar terms).
  On September 17, 2007 it issued a local bond of 25 million soles (approximately US$ 8.1 million) for a term of 5.5 years and with an interest rate of 6.50% (approximately 6.60 % in dollar terms).

The proceeds of all these placements have been used to finance scheduled maturities.

At the end of September 2007, the consolidated financial debt of Endesa Chile amounted to US$ 4,117 million, 3 % more than at the end of the same period in 2006 as a result of more investment procedures. The consolidated leverage of Endesa Chile has fallen from 73.1 % to 72.8 % at September 2007.

Regulated tariffs

In July 2007, the CNE (the Chilean national energy commission) adjusted the SIC node price, effective May 1, 2007, through the application of the indexation formula with respect to the average market price for energy. This resulted in a range above 10 % with respect to the node price set by the CNE in April 2007. The resultant node price from the application of the indexation for the Alto Jahuel node reached a monomic price of US$ 81.88 / MWh, 11.9 % higher in dollar terms than that set in April and applicable from July 17, 2007.

In September 2007, the CNE again adjusted the SIC node price through the application of the same indexation formula described above. The average market price of energy rose by 13.7 % in peso terms compared to that set in July 2007. The resultant node price from the application of the indexation for the Alto Jahuel node reached a monomic price of US$ 92.18 / MWh, 12.6 % higher than that set in July and applicable from September 16, 2007.

In the revision of October 2007, the CNE delivered the final report on the SIC node price, setting a new monomic price of US$ 104.05 / MWh at the Alto Jahuel node, effective November 2007, representing an increase of 12.9 % in dollar terms compared to the node price adjusted in September 2007. This new price reflects the country’s difficulties of continuing to face natural gas restrictions from Argentina and the low hydrology of this year, thus intensifying the use of thermal plants and the substitution of hydro and gas energy to less efficient energy. Tariffs levels will be modified with the start up of the important investment portfolio that the company is developing for the short and mid term.

PRESS RELEASE 3Q 2007

Sustainability and the Environment

In July 2007, the United Nations Global Compact published on its web site, with the category of “Notable”, the latest Communication of Progress (COP) of Endesa Chile, reported through its Sustainability Report 2006. The company thus became part of a select group of companies from around the world that have obtained this important classification this year, making it a benchmark for the preparation of COPs.

Along similar lines, in early September 2007, Endesa Chile was the winner of the first version of the Best Sustainability Report 2007 Prize, organized by AcciónRSE in Chile. The company was also recognized in the categories of best economic management, best global description and integral management of corporate social responsibility, and received an honorable mention for the external verification of its reports.

In September 2007, the Swiss agency Sustainable Asset Management (SAM Research), responsible for selecting the member companies of the Dow Jones Sustainability Indexes (DJSI), published the results of the evaluation of corporate sustainability in Endesa Chile. The company scored 77 percentage points, three more than those obtained in the previous year, 20 percentage points above the average of the 39 companies evaluated (57%) and just 4 points from the highest score achieved. This places and consolidates it in the range of the world leaders in sustainability.

Another important recognition of the company’s performance in sustainable management was in early October when the Fundación Pehuén, a foundation sponsored by Endesa Chile, received the AmCham (Chilean-American Chamber of Commerce) Prize for the “Best Corporate Citizen 2007” for its program promoting secondary and tertiary education for young Pehuenche people is six communities in the Upper Bío Bío.

In April, Endesa Chile’s subsidiary, Endesa Eco, registered the Ojos de Agua project with the Executive Secretary of the United Nations Framework Convention on Climate Change. Ojos de Agua thus becomes Endesa’s first project to reach the circuit established in the Clean Development Mechanism (CDM) of the Kyoto Protocol, to register the reduction in greenhouse-effect gas emissions provided by the operation of this mini-plant. This initiative becomes the first of Endesa Chile’s NCRE subsidiary and second in the Chilean hydroelectricity market registered with this international organism.

Conclusion

Endesa Chile has thus shown the strength of what means to have a highly-efficient investment portfolio which, together with an appropriate commercial policy and a solid financial position, has enabled it to avoid the supply difficulties in Chile following the lack of gas and dry hydrology and to maintain a good performance in these circumstances. This has enabled Endesa Chile to be in a suitable condition to continue giving an efficient and respectful answer with the environment in relation to a growing demand, being this a characteristic of the markets where Endesa Chile operates.

PRESS RELEASE 3Q 2007

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of Sept 2006	As of Sept 2007	Variance	Change

Current Assets	768,464	1,243,058	474,594	61.8%
Fixed Assets	8,601,099	8,090,754	(510,345)	(5.9%)
Other Assets	1,545,679	1,172,083	(373,595)	(24.2%)

Total Assets	10,915,241	10,505,896	(409,346)	(3.8%)

Table 2.1

Assets (Million Ch$)	As of Sept 2006	As of Sept 2007	Variance	Change

Current Assets	392,862	635,489	242,627	61.8%
Fixed Assets	'4,397,140	4,136,236	(260,904)	(5.9%)
Other Assets	790,197	599,204	(190,993)	(24.2%)

Total Assets	5,580,199	5,370,929	(209,270)	(3.8%)

The Company’s total assets as of Septemb er 30, 2007 decreased by Ch$ 209,270 million compared to the same date of the previous year due to the following:

Current assets increased by Ch$ 242,267 million, mainly explained by an increase in notes and accounts receivable from related companies for Ch$ 95,060 million (mainly the transfer from long term of the receivable from the associate company Atacama Finance Co.), an increase in cash and time deposits of CH$ 47,907 million, an increase in inventories and recoverable taxes of Ch$ 74,580 million and an increase in trade accounts receivable and sundry debtors of Ch$ 22,900 million, largely due to the increase in customer invoicing and the re -settlement of tolls (Short Law).

Fixed assets fell by Ch$ 260,904 million, mainly due to depreciation for the year of $ 187,500 million, sales of fixed assets of Ch$ 399 million and the effect of the real exchange rate on the fixed assets of foreign subsidiaries, following the methodology of holding non-monetary assets in historical dollars, in accordance with Technical Bulletin 64 of the Chilean Institute of Accountants, in subsidiaries domiciled in unstable countries, for Ch$ 259,005 million, partially compensated by acquisitions of fixed assets of Ch$ 186,000 million.

Other assets show a decrease of Ch$ 190,993 million, basically explained by the reduction in investments in related companies of Ch$ 47,602 million, principally the associate companies Endesa Brasil S.A. and GasAtacama; a decrease in other assets of Ch$ 51,320 million, basically the product of the disposal of the investment in Empresa Eléctrica de Bogotá held by the Colombian subsidiary Betania (merged into Emgesa) following the exchange of assets with Corfivalle; a decrease in notes and accounts receivable from related companies of Ch$ 98,550 million, mainly the transfer to short term of the receivable due from the affiliate company Atacama Finance Co., and an increase in negative goodwill of Ch$ 6,558 million, partially compensated by an increase in long -term debtors of Ch$ 16,900 million, principally the Wholesale Electricity Market Investment Fund (FONINVEMEM) in Argentina.

PRESS RELEASE 3Q 2007

Table 3

Liabilities (Thousand US$) (1)	As of Sept 2006	As of Sept 2007	Variance	Change

Current liabilities	945,981	1,241,910	295,929	31.3%
Long-term liabilities	4,298,299	3,818,615	(479,685)	(11.2%)
Minority interest	2,030,207	1,921,052	(109,155)	(5.4%)
Equity	3,640,754	3,524,319	(116,434)	(3.2%)

Total Liabilities	10,915,241	10,505,896	(409,346)	(3.8%)

Table 3.1

Liabilities (Million Ch$)	As of Sept 2006	As of Sept 2007	Variance	Change

Current liabilities	483,614	634,902	151,288	31.3%
Long-term liabilities	2,197,420	1,952,190	(245,229)	(11.2%)
Minority interest	1,037,903	982,099	(55,803)	(5.4%)
Equity	1,861,262	1,801,738	(59,525)	(3.2%)

Total Liabilities	5,580,199	5,370,929	(209,270)	(3.8%)

Current liabilities increased by Ch$ 151,288 million, mainly explained by a rise in bonds payable of Ch$ 167,508 million, mainly the transfer ot short term of Endesa Chile bonds, partially offset by repayments of bonds by Edegel S.A.; an increase in notes and accounts payable to related companies of Ch$ 40,730 million, mainly from Endesa Chile to Enersis S.A.; and an increase in accounts payable of Ch $ 79,216 million, mainly greater energy and fuel purchases. These were partially offset by a reduction in bank borrowings of Ch$ 75,675 million, repayments made by the subsidiaries Emgesa and Pehuenche; a fall in sundry creditors of Ch$ 26,334 million and reduced dividends payable of Ch$ 24,730 million.

Long-term liabilities decreased by Ch$ 245,230 million, mainly explained by a reduction in bonds payable of Ch$ 219,047 million, mostly due to transfers to short term in Endesa Chile and Edegel net of new issues by Emgesa and Edegel; and a reduction in sundry creditors of Ch$ 23,554 million, mainly lower leasing obligations in Edegel.

The minority interest showed a decrease of Ch$ 163,808 million, mainly due to the increase in the shareholding from 85.62% to 99.99% in Central Hidroeléctrica de Betania S.A., following the exchange of assets between the Corfivalle group and Endesa group, and the increased shareholding in Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A. of 17.2% and 5.5% respectively.

Shareholders’ equity declined by Ch$ 59,524 million compared to September 2006. This change is mainly explained by the reduction in other reserves of Ch$ 116,897 million and in net income for the period of Ch$ 26,419 million, partially compensated by an increase in retained earnings of Ch$ 83,930 million.

PRESS RELEASE 3Q 2007

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2007	2008	2009	2010	2011	Balance	TOTAL

Chile	81,275	420,905	630,872	99,491	144,880	1,231,634	2,609,058

Endesa Chile (*)	81,275	420,905	630,872	99,491	144,880	1,231,634	2,609,058

Argentina	26,049	60,539	74,530	59,959	75,401	16,552	313,031

Costanera	26,049	48,872	51,197	36,626	33,735	16,552	213,031
Chocón		11,667	23,333	23,333	41,667		100,000

Perú	25,436	148,310	77,674	40,589	44,883	126,498	463,389

Edegel	25,436	148,310	77,674	40,589	44,883	126,498	463,389

Colombia	18,576		156,744		197,708	358,349	731,376

Emgesa	18,576		156,744		197,708	358,349	731,376

TOTAL	151,336	629,754	939,819	200,040	462,872	1,733,034	4,116,855

Table 4.1

(Million Ch$)	2007	2008	2009	2010	2011	Balance	TOTAL

Chile	41,550	215,180	322,520	50,863	74,067	629,648	1,333,829

Endesa Chile (*)	41,550	215,180	322,520	50,863	74,067	629,648	1,333,829

Argentina	13,317	30,949	38,102	30,653	38,547	8,462	160,031

Costanera	13,317	24,985	26,173	18,724	17,246	8,462	108,908
Chocón		5,964	11,929	11,929	21,301		51,123

Perú	13,004	75,820	39,709	20,750	22,946	64,670	236,898

Edegel	13,004	75,820	39,709	20,750	22,946	64,670	236,898

Colombia	9,497		80,132		101,074	183,199	373,902

Emgesa	9,497		80,132		101,074	183,199	373,902

TOTAL	77,367	321,949	480,464	102,266	236,634	885,979	2,104,660

(*) Includes: Endesa Chile, Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón
(*) Includes excersice in 2009 of put option of Yankee Bond for MMUS$ 220

PRESS RELEASE 3Q 2007

Table 5

Indicator	Unit	As of Sept 2006	As of Sept 2007	Change

Liquidity	Times	0.81	1.00	23.5%
Acid ratio test (*)	Times	0.71	0.81	14.1%
Leverage (**)	Times	0.92	0.93	1.1%
Short-term debt	%	18.0	24.5	36.0%
Long-term debt	%	82.0	75.5	(7.9%)

* Current assets net of inventories and pre-paid expenses
** Leverage = Total debt / (equity + minority interest)

The current ratio at September 2007 was 1:1, an improvement of 23.5%, and the acid test ratio was 0.81:1, an increase of 14.1%, both compared to September 2006. This shows a company that continues to present a solid liquidity position, reducing its bank borrowings with cash surpluses and with a satisfactory debt maturity pattern.

The debt ratio as of September 2007 was 1.44:1, a similar level to that on the same date in 2006.

PRESS RELEASE 3Q 2007

Consolidated Balance Sheet (Chilean GAAP)

Table 6

ASSETS	Million Ch$		Thousand US$

	As of Sept 2006	As of Sept 2007	As of Sept 2007	As of Sept 2006

CURRENT ASSETS
Cash	18,576	48,888	36,336	95,628
Time Deposits	48,677	66,273	95,216	129,634
Marketable Securities	4,329	10,076	8,468	19,710
Accounts Receivable, net	140,130	179,657	274,104	351,422
Notes receivable	-	-	-	-
Other accounts receivable	69,693	53,066	136,324	103,801
Amounts due from related companies	64,108	159,169	125,399	311,345
Inventories, net	23,317	49,291	45,610	96,416
Income taxes recoverable	10,643	59,249	20,818	115,894
Prepaid expenses	6,399	5,804	12,517	11,353
Deferred taxes	2,052	3,724	4,014	7,284
Other current assets	4,936	291	9,656	569

Total currrent assets	392,862	635,489	768,464	1,243,058

PROPERTY, PLANT AND EQUIPMENT
Property	56,010	51,942	109,559	101,603
Buildings and Infrastructure	5,828,398	5,711,123	11,400,736	11,171,337
Plant and equipment	1,220,572	1,159,087	2,387,519	2,267,251
Other assets	195,292	191,023	382,004	373,654
Technical appraisal	69,968	64,772	136,861	126,698
Sub - Total	7,370,239	7,177,947	14,416,679	14,040,543
Accumulated depreciation	(2,973,099)	(3,041,710)	(5,815,580)	(5,949,789)

Total property, plant and equipment	4,397,140	4,136,236	8,601,099	8,090,754

OTHER ASSETS
Investments in related companies	543,897	496,294	1,063,898	970,784
Investments in other companies	4,085	4,062	7,991	7,946
Positive Goodwill	11,951	10,272	23,376	20,092
Negative goodwill	(33,109)	(39,667)	(64,764)	(77,592)
Long-term receivables	65,321	82,222	127,772	160,833
Amounts due from related companies	98,551	0	192,772	1
Intangibles	28,839	25,439	56,411	49,761
Accumulated amortization	(10,967)	(9,729)	(21,453)	(19,030)
Others	81,631	30,310	159,675	59,288

Total other assets	790,197	599,204	1,545,679	1,172,083

TOTAL ASSETS	5,580,199	5,370,929	10,915,241	10,505,896

PRESS RELEASE 3Q 2007

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of Sept 2006	As of Sept 2007	As of Sept 2006	As of Sept 2007

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	105,138	19,904	205,657	38,934
Current portion of long-term debt	59,573	69,131	116,529	135,226
Notes Payable	-	-	-	-
Current portions of bonds payable	77,213	244,721	151,033	478,690
Current portion of other long-term debt	36,513	28,061	71,421	54,890
Dividends payable	26,928	2,197	52,672	4,298
Accounts payable and accrued expenses	66,162	145,379	129,418	284,370
Miscellaneous payables	44,691	18,357	87,419	35,907
Amounts payable to related companies	6,145	46,878	12,021	91,696
Provisions	20,090	27,405	39,297	53,606
Withholdings	9,556	12,153	18,693	23,773
Income Tax	30,960	6,914	60,560	13,524
Deferred Income	168	5,485	328	10,728
Deferred Taxes	-	-	-	-
Other current liabilities	478	8,316	934	16,267

Total current liabilities	483,614	634,902	945,981	1,241,910

LONG-TERM LIABILITIES
Due to banks and financial institutions	317,757	312,678	621,554	611,618
Bonds payable	1,516,810	1,297,763	2,966,982	2,538,511
Due to other institutions	56,356	55,303	110,237	108,176
Accounts payable	100,079	76,525	195,761	149,688
Amounts payable to related companies	-	-	-	-
Accrued expenses	30,628	31,273	59,910	61,171
Deferred taxes	153,929	153,132	301,096	299,537
Other long-Term liabilities	21,860	25,517	42,760	49,913

Total Long-term liabilities	2,197,420	1,952,190	4,298,299	3,818,615

Minority interest	1,037,903	982,099	2,030,207	1,921,052

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,167,615	1,138,620	2,283,933	2,227,217
Capital revaluation reserve	29,190	58,070	57,098	113,588
Additional paid-in capital-share premium	234,768	234,746	459,222	459,178
Other reserves	(36,436)	(153,333)	(71,271)	(299,930)
Total Capital and Reserves	1,395,138	1,278,102	2,728,983	2,500,053

Retained Earnings
Retained earnings	316,464	400,394	619,024	783,197
Net Income	149,661	123,242	292,746	241,070
Interim dividend	-	-	-	-
Accumulated surplus during development period of certain subsidiaries	-	-	-	-
Total Retained Earnings	466,124	523,636	911,770	1,024,266
Total Shareholders' Equity	1,861,262	1,801,738	3,640,754	3,524,319

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,580,199	5,370,929	10,915,241	10,505,896

PRESS RELEASE 3Q 2007

Consolidated Cash Flow (Chilean GAAP)

Table 7

Effective Cash Flow (Thousand US$)	Jan-Sept 2006	Jan-Sept 2007	Variance	Change

Operating	510,711	471,763	(38,948)	(7.6%)
Financing	(219,037)	(124,141)	94,896	43.3%
Investment	(288,499)	(396,117)	(107,618)	(37.3%)

Net cash flow of the period	3,176	(48,495)	(51,670)	(1627.0%)

Table 7.1

Effective Cash Flow (Million Ch$)	Jan-Sept 2006	Jan-Sept 2007	Variance	Change

Operating	261,091	241,180	(19,911)	(7.6%)
Financing	(111,978)	(63,464)	48,514	43.3%
Investment	(147,489)	(202,507)	(55,018)	(37.3%)

Net cash flow of the period	1,624	(24,792)	(26,415)	(1627.0%)

Main aspects of the current period on the effective cash flow statement are:

a) Operating activities generated a positive cash flow of Ch$ 241,180 million, representing a 7.6 % decrease from September 2006. This flow mainly comprises the net income for the period of Ch$ 123,242 million, plus charges to income not representing net cash flows of Ch$ 146,715 million, changes in assets affecting cash flow of Ch$ (141,924) million, changes in liabilities affecting cash flow of Ch$ 67,343 million, loss on the sale of assets of Ch$ (398) million and minority interest of Ch$ 46,202 million.

b) Financing activities generated a negative cash flow of Ch$ 63,464 million, a change of 43.3 % compared to September 2006. This flow consists mainly of repayments of loans and bonds for Ch$ 237,610 million, the payment of dividends for Ch$ 139,968 million, and other disbursements of Ch$ 451 million. These are compensated by an increase in loans drawn and bonds issued for Ch$ 275,708 million and an increase in loans from related companies of Ch$ 38,856 million.

c) Investment activities generated a negative flow of Ch$ 202,507 million, mainly acquisitions of fixed assets of Ch$ 143,897 million, documented loans to related companies of Ch$ 27,767 million, permanent investments of Ch$ 33,597 million and other investment disbursements of Ch$ 42,406 million, offset by sales of fixed assets of Ch$ 2,915 million and other investment income of Ch$ 42,246 million.

Consolidated Cash Flow from Foreign Operations (Chilean GAAP)

Table 8

Cash Flow (Th US$) (1)	Interests		Dividends		Capital Red.		Intercompany Amortiz.		Others		Total

	As of Sept 2006	As of Sept 2007	As of Sept 2006	As of Sept 2007	As of Sept 2006	As of Sept 2007	As of Sept 2006	As of Sept 2007	As of Sept 2006	As of Sept 2007	As of Sept 2006	As of Sept 2007

Argentina	8,570.9	374.3		11,383.7			120,000.0		1,240.3	2,588.4	129,811.2	14,346.4
Peru			19,023.0	11,980.4							19,023.0	11,980.4
Brazil				60,513.6								60,513.6
Colombia	36,213.7						173,492.9				209,706.6
Total	44,784.7	374.3	19,023.0	83,877.6			293,492.9		1,240.3	2,588.4	358,540.9	86,840.4

(1) The figures are expressed at exchange rate of Ch$ 511.23 per dollar.

PRESS RELEASE 3Q 2007

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	Jan-Sept 2006	Jan-Sept 2007	Jan-Sept 2006	Jan-Sept 2007

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	149,661	123,242	292,746	241,070

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	(141)	(398)	(276)	(778)
(Profit) loss in sale of other assets	-	-	-	-
Charges (credits) which do not represent cash flows:	95,082	146,715	185,986	286,984
Depreciation	137,546	143,886	269,049	281,450
Amortization of intangibles	882	2,076	1,725	4,061
Write-offs and provisions	-	-	-	-
Amortization of positive goodwill	746	646	1,459	1,264
Amortization of negative goodwill (less)	(5,217)	(3,359)	(10,205)	(6,571)
Accrued profit from related companies (less)	(31,372)	(31,276)	(61,365)	(61,178)
Accrued loss from related companies	180	5,571	352	10,898
Net, price-level restatement	(1,874)	(3,336)	(3,666)	(6,526)
Net exchange difference	(2,592)	(13,650)	(5,070)	(26,701)
Other credits which do not represent cash flow (less)	(12,113)	(810)	(23,695)	(1,584)
Other charges which do not represent cash flow	8,896	46,967	17,401	91,871
Assets variations which affect cash flow:	(88,003)	(141,924)	(172,140)	(277,614)
Decrease (increase) in receivable accounts	(84,137)	(101,141)	(164,578)	(197,838)
Decrease (increase) in inventories	3,707	(28,951)	7,251	(56,630)
Decrease (increase) in other assets	(7,573)	(11,833)	(14,813)	(23,146)
Liabilities variations which affect cash flow:	47,499	67,343	92,912	131,727
Accounts payable related to operating results	20,857	127,427	40,798	249,256
Interest payable	(21,675)	(28,659)	(42,397)	(56,059)
Income tax payable	37,183	16,119	72,733	31,530
Accounts payable related to non operating results	39,763	(887)	77,780	(1,735)
Accrued expenses and withholdings	(28,629)	(46,657)	(56,001)	(91,265)
Minority Interest	56,994	46,202	111,483	90,374

Net Positive Cash Flow Originated from Operating Activities	261,091	241,180	510,711	471,763

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	512,250	131,042	1,001,996	256,328
Proceeds from debt issuance	34,413	144,666	67,314	282,976
Proceeds from loans obtained from related companies	-	38,856	-	76,005
Capital distribution	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(96,960)	(139,968)	(189,660)	(273,787)
Loans, debt amortization (less)	(294,073)	(130,305)	(575,226)	(254,886)
Issuance debt amortization(less)	(261,286)	(107,304)	(511,094)	(209,894)
Amortization of loans obtained from related companies	(4,397)	-	(8,601)	-
Amortization of expenses in issuance debt	-	-	-
Other disbursements related to financing(less)	(1,926)	(451)	(3,767)	(881)

Net Cash Flow Originated from Financing Activities	(111,978)	(63,464)	(219,037)	(124,141)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	540	2,915	1,056	5,701
Sale of related companies	36	-	71	-
Sale of other investments	-	-	-	-
Collection upon loans to related companies	10,825	-	21,174	-
Other income on investments	760	42,246	1,487	82,635
Additions to fixed assets (less)	(138,892)	(143,898)	(271,682)	(281,473)
Investments in related companies (less)	(11)	(33,597)	(21)	(65,718)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(9,348)	(27,767)	(18,286)	(54,313)
Other investment disbursements(less)	(11,400)	(42,406)	(22,298)	(82,949)

Net Cash Flow Originated from Investment activities	(147,489)	(202,507)	(288,499)	(396,117)

Net Positive Cash Flow for the period	1,624	(24,792)	3,176	(48,495)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(12,667)	(13,421)	(24,777)	(26,252)
NET VARIATION OF CASH AND CASH EQUIVALENT	(11,043)	(38,213)	(21,601)	(74,747)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	87,319	163,444	170,801	319,708

FINAL BALANCE OF CASH AND CASH EQUIVALENT	76,275	125,232	149,200	244,962

PRESS RELEASE 3Q 2007

Most important changes in the markets where the Company operates

ARGENTINA

  Given the situation of the Argentine electricity system, the country had to import 634 GWh in July from Brazil (through Garabi II), plus 685 GWh in August and 98 GWh in September. Reversely, energy totalling 44 GWh where exported to Brazil from September.

  In September, the government begun two new projects for the construction of re -gasification plants for importing LNG for the year 2010. One, to be located in the Bahía Blanca area, is being studied by Enarsa and the Venezuelan company PDVSA. The other is intended to be located in Montevideo and will be a bi-national project.

CHILE

  AES Gener submitted to the environmental impact assessment system the Santa Lidia thermal plant, to be located in the 8th Region. The 396 MW plant implies an investment of US$ 175 million.

  Colbún agreed with General Electric the purchase of a 350 MW steam turbine for its Coronel I coal-fired plant in the 8th Region.

  The restrictions on natural gas from Argentina increased in July, even leading to a total cut in supply on July 11. Despite this, residential and commercial consumption was assured due to the reserves of the line -pack and the operation of Metrogas’s back-up plants.

  Law 20220 was published on September 14, which seeks to ensure security of supplies to regulated customers and sufficiency for the electricity grids.

COLOMBIA

  The merger of Emgesa and Betania became effective on September 1. Central Hidroeléctrica Betania S.A. E.S.P. took over the management and ownership of all the assets of Emgesa S.A. E.S.P, and changed its name to Emgesa S.A. E.S.P.

PERU

  During September, Edelnor and Luz del Sur prepared and submitted to OSINERGMIN its proposed bidding documentation for a second call for tender for electricity supply whose results will be known in the first days of November.

  In accordance with the bar price indexation formulas and the fluctuations in fuel prices, this price was adjusted upward with effect on August 4. As from then, the bar price rose from US$ 37.45 per MWh (price set by Osinerg’s reconsideration in June 2007) to US$ 39.26 per MWh in monomic terms.

  Production work carried out by the Camisea consortium, led by Pluspetrol, at the Pagoreni Block 56 (adjoining the Camisea block) has determined that reserves of natural gas at that block have increased to more than the 2.85 trillion cubic feet (TCF) reported up to 2005.

PRESS RELEASE 3Q 2007

Market risk analysis

ARGENTINA

- Hydrological risk: During the third quarter of the year, Salto Grande showed water flows 16 % below the monthly average while Yacyretá received flows slightly higher than average. On the other hand, Futaleufú showed flows that were 47 % below average. Finally, in the Comahue basin, the flows of all the rivers were in total 57 % below average.

- Fuels risk:

There were very cold weather conditions during the quarter that caused abrupt increases in residential demand which, combined with falls in production in the south, led to supply restrictions to GNC (compressed natural gas) stations and industry.

On July 13, the Official Gazette published Resolution 459 of the Ministry of General Planning, Public Investment and Services whereby Energía Total program is created whose purpose is to motivate the substitution of natural gas and/or electricity consumption by the use of alternative fuels for the different production activities and/or own electricity generation, for a period of 90 days.

- Variation in demand: Domestic energy demand grew by 6.0% as of September 2007 compared to the same period last year.

CHILE

- Hydrological risk: The hydrological year starting in April 2007 indicates the probability of surplus as 76.2 % of average, which represents normal-dry hydrology for the system.

As of September 30, reservoir levels accumulated approximately 4,416 GWh of equivalent energy.

- Fuels risk: During July, the San Isidro plant had no natural gas while the Tal Tal plant had available only 0.98 MMm3. In August, neither of the two plants had any natural gas, while in September, San Isidro generated the 13.5 MMm3 it received and Tal Tal 4.4 MMm3.

- Variation in demand: Demand increased near 5.1% in the SIC and 7.2% in the SING as of September 2007 compared to the same period last year.

COLOMBIA

- Hydrological risk: Total flows on the SIN (national electricity grid) in the third quarter of 2007 were 93.9 % of the historic average (medium hydrology). For Guavio and Betania, the tributaries flow were 73 % and 84 % respectively (dry conditions for both flows).

- Fuel prices: Due to the offers declaration mechanism, the fuels price is only one component of the declared price. For dry conditions, the declared price could rise due to the perception of the participants. The Endesa group has thermal generation that uses natural gas in Termocartagena and coal at Termozipa. During the third quarter, there were no situations representing a fuel-related risk in Colombia.

PRESS RELEASE 3Q 2007

- Devaluation: During the third quarter of 2007, the Colombian peso tended to remain at around Col$ 2,000 per US$, braking its recovery against the dollar during the first two quarters. At June 30, the exchange rate was Col$ 1,960.6 per US$ while, at September, it was Col$ 2,023.2 per US$, representing a 3.1 % devaluation in the quarter.

- Variation in demand: Demand increased near 4.3% as of September 30, 2007 compared to September 2006.

PERU

- Hydrological risk: the total volume held in Edegel’s lakes and reservoirs in September 2007 amounted to approximately 188.1 MMm3, which represents 66.6 % of total capacity, 27 % higher than the volume of an average year. During the third quarter, the flows of the Rimac basin were 16 % above average (wet category). The rivers Tulumayo and Tarma maintained flows within the dry category, with 63 % and 64 % of average respectively.

- Fuels risk: The liquid fuels used by the thermal plants continue to be mostly indexed to international prices. However, these fuels have reduced in relative importance with the arrival of natural gas, especially in the Lima area. The volatility of the natural gas price, originally indexed to international liquid fuels, continues to be absorbed by the effect of Decree 64-2006-EM (November 14, 2006), whereby the maximum natural gas price from Camisea is indexed to the US-PPI (US Production Price Index).

- Variation in demand: Demand increased 10.5% up to the third quarter of 2007 versus the same period of the previous year.

PRESS RELEASE 3Q 2007

Exchange and interest rate risk analysis

The Company has a high percentage of its loans denominated in US dollars while most of its sales in the different markets where it operates show a high degree of indexation to that currency. The markets in which the foreign subsidiaries operate show a lower indexation to the dollar, so these subsidiaries have higher dues in local currency.

Despite this natural exchange rate hedge, the company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to soften the fluctuations in its results caused by exchange rate variations. In view of the important reduction in the mismatched accounting position in recent years, which has reached prudent levels, the company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position above which hedging transactions are made.

As of September 30, 2007, the company in consolidated terms has hedged in Chile through dollar-peso swap and forward contracts amounting to US$ 125 million in consolidated terms. At the same date of the year before, the company had covered US$ 163 million. This change is because the accounting mismatch was above the limit set out in the company’s hedging policy.

Regarding the interest rate risk, the company has a proportion of fixed to variable rate debt of approximately 81% / 19% as of September 30, 2007. The percentage at fixed rates has increased marginally from the 80% / 20% fixed/variable percentages at the same date in 2006, but equally reduces the interest-rate fluctuation risk.

PRESS RELEASE 3Q 2007

Business Information of Chilean and Foreign Operations Main Operating Figures in GWh

Table 10

Jan-Sept 2007 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	6,013.0	3,067.9	9,080.9	13,992.2	8,777.7	5,749.5	23,608.0	37,600.3
Hydro generation	-	3,067.9	3,067.9	9,714.2	8,393.3	3,386.7	14,847.9	24,562.1
Thermo generation	6,013.0	-	6,013.0	4,278.0	384.4	2,362.8	8,760.1	13,038.1
Purchases	74.4	162.4	236.7	798.2	2,992.0	308.3	3,537.0	4,335.2
Purchases to related companies	-	-	-	4,813.5	-	-	-	4,813.5
Purchases to other generators	-	-	-	687.0	594.7	-	594.7	1,281.7
Purchases at spot	74.4	162.4	236.7	111.2	2,397.3	308.3	2,942.3	3,053.5
Transmission losses, pump and other consumption	53.9	-	53.9	504.2	93.3	121.4	268.6	772.9
Total electricity sales	6,033.5	3,230.3	9,263.8	14,286.2	11,676.3	5,936.6	26,876.6	41,162.8
Sales at regulated prices	-	-	-	5,596.4	3,721.9	1,667.0	5,389.0	10,985.4
Sales to related companies others activities (reg.)	-	-	-	3,065.3	2,120.9	786.3	2,907.2	5,972.5
Sales at unregulated prices	610.3	797.1	1,407.4	3,966.7	1,835.8	3,075.6	6,318.8	10,285.5
Internal sales (unregulated prices)	126.2	197.2	323.4	-	-	-	323.4	323.4
Sales at spot marginal cost	5,296.9	2,236.1	7,533.0	1,657.8	3,997.7	407.6	11,938.2	13,596.1
Sales to related companies generators	-	-	-	4,813.8	-	-	-	4,813.8
TOTAL SALES IN THE SYSTEM	77,404.1	77,404.1	77,404.1	39,436.2	53,870.6	18,180.7
Market Share on total sales (%)	8%	4%	12%	36%	22%	33%

Jan-Sept 2006 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	6,312.2	4,087.5	10,399.6	14,693.2	9,576.6	4,837.0	24,813.2	39,506.3
Hydro generation	-	4,087.5	4,087.5	12,520.5	9,382.2	3,145.0	16,614.7	29,135.2
Thermo generation	6,312.2	-	6,312.2	2,172.7	194.3	1,692.0	8,198.5	10,371.2
Purchases	84.8	73.8	158.6	994.7	2,035.0	130.9	2,324.4	3,319.1
Purchases to related companies	-	-	-	5,261.3	-	-	-	5,261.3
Purchases to other generators	84.8	-	84.8	759.7	192.5	-	277.3	1,037.0
Purchases at spot	-	73.8	73.8	234.9	1,842.5	130.9	2,047.2	2,282.1
Transmission losses, pump and other consumption	60.9	-	60.9	268.1	81.4	121.2	263.5	531.6
Total electricity sales	6,336.1	4,161.2	10,497.3	15,419.9	11,530.1	4,846.7	26,874.1	42,294.0
Sales at regulated prices	-	-	-	4,932.7	2,612.7	926.0	3,538.7	8,471.5
Sales to related companies others activities (reg.)	-	-	-	3,136.2	2,495.0	752.6	3,247.6	6,383.9
Sales at unregulated prices	395.3	728.9	1,124.2	3,831.2	2,247.5	2,402.7	5,774.4	9,605.6
Internal sales (unregulated prices)	145.3	255.0	400.3	-	-	-	400.3	400.3
Sales at spot marginal cost	5,795.4	3,177.3	8,972.8	3,519.7	4,174.9	765.5	13,913.1	17,432.8
Sales to related companies generators	-	-	-	5,261.3	(0.0)	-	(0.0)	5,261.3
TOTAL SALES IN THE SYSTEM	73,009.1	73,009.1	73,009.1	37,333.0	52,317.5	16,478.4
Market Share on total sales (%)	9%	6%	14%	41%	22%	29%

PRESS RELEASE 3Q 2007

Business Information of Chilean Operations Main Operating Figures in GWh

Table 10.1

Jan-Sept 2007 (GWh)	Endesa and Non- Registered Subsidiaries	Pehuenche	ENDESA SIC CONSOLIDATED	ENDESA SING	TOTAL CHILE CONSOLIDATED
Total generation	10,930.1	2,360.9	13,291.1	701.2	13,992.2
Hydro generation	7,353.3	2,360.9	9,714.2	-	9,714.2
Thermo generation	3,576.8	-	3,576.8	701.2	4,278.0
Purchases	5,500.6	4.5	691.5	106.7	798.2
Purchases to related companies	4,813.5	-	4,813.5	-	4,813.5
Purchases to other generators	687.0	-	687.0	-	687.0
Purchases at spot	-	4.5	4.5	106.7	111.2
Transmission losses, pump and other consumption	485.3	9.8	495.1	9.1	504.2
Total electricity sales	15,945.7	2,355.6	13,487.4	798.8	14,286.2
Sales at regulated prices	5,436.7	159.7	5,596.4	-	5,596.4
Sales to related companies others activities (reg.)	3,065.3	-	3,065.3	-	3,065.3
Sales at unregulated prices	3,095.8	110.0	3,205.8	760.9	3,966.7
Internal sales (unregulated prices)	-	-	-	-	-
Sales at spot marginal cost	952.6	667.3	1,619.9	37.9	1,657.8
Sales to related companies generators	3,395.2	1,418.6	4,813.8	-	4,813.8
TOTAL SALES IN THE SYSTEM	29,928.9	29,928.9	29,928.9	9,507.3	39,436.2
Market Share on total sales (%)	42%	3%	45%	8%	36%

Jan-Sept 2006 (GWh)	Endesa and Non- Registered Subsidiaries	Pehuenche	ENDESA SIC CONSOLIDATED	ENDESA SING	TOTAL CHILE CONSOLIDATED
Total generation	11,083.8	3,046.7	14,130.5	562.6	14,693.2
Hydro generation	9,473.8	3,046.7	12,520.5	-	12,520.5
Thermo generation	1,610.0	-	1,610.0	562.6	2,172.7
Purchases	6,021.1	-	759.7	234.9	994.7
Purchases to related companies	5,261.3	-	5,261.3	-	5,261.3
Purchases to other generators	759.7	-	759.7	-	759.7
Purchases at spot	-	-	-	234.9	234.9
Transmission losses, pump and other consumption	200.0	62.2	262.2	5.9	268.1
Total electricity sales	16,905.0	2,984.5	14,628.2	791.7	15,419.9
Sales at regulated prices	4,814.4	118.3	4,932.7	-	4,932.7
Sales to related companies others activities (reg.)	3,136.2	-	3,136.2	-	3,136.2
Sales at unregulated prices	2,940.2	100.5	3,040.7	790.6	3,831.2
Internal sales (unregulated prices)	-	-	-	-	-
Sales at spot marginal cost	2,171.4	1,347.1	3,518.5	1.2	3,519.7
Sales to related companies generators	3,842.7	1,418.6	5,261.3	-	5,261.3
TOTAL SALES IN THE SYSTEM	28,467.6	28,467.6	28,467.6	8,865.4	37,333.0
Market Share on total sales (%)	46%	6%	51%	9%	41%

PRESS RELEASE 3Q 2007

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	Jan-Sept 2006	Jan-Sept 2007	Jan-Sept 2006	Jan-Sept 2007	% Var.

OPERATING REVENUES	1,042,439	1,253,200	2,039,080	2,451,342	20.2%

Energy sales revenues:	989,539	1,220,683	1,935,605	2,387,738	23.4%

Endesa Chile and subs. in Chile	463,422	626,940	906,485	1,226,337	35.3%
Costanera	141,872	175,491	277,511	343,273	23.7%
Chocón	49,703	45,736	97,222	89,463	(8.0%)
Emgesa	209,196	244,660	409,200	478,572	17.0%
Edegel	125,346	127,855	245,186	250,093	2.0%

Other revenues:	52,899	32,516	103,475	63,604	(38.5%)

Endesa Chile and subs. in Chile	51,629	31,241	100,990	61,109	(39.5%)
Costanera	-	-	-	-
Chocón	-	-	-	-
Emgesa	378	374	739	732	(1.0%)
Edegel	892	901	1,745	1,763	1.0%

OPERATING EXPENSES	620,393	844,508	1,213,531	1,651,915	36.1%

Fixed Costs:	56,973	63,942	111,443	125,075	12.2%

Endesa Chile and subs. in Chile	31,271	32,929	61,168	64,412	5.3%
Costanera	6,690	7,017	13,087	13,727	4.9%
Chocón	1,250	1,278	2,446	2,500	2.2%
Emgesa	10,453	12,743	20,447	24,927	21.9%
Edegel	7,308	9,974	14,296	19,510	36.5%

Depreciation and Amortization:	137,646	145,499	269,244	284,606	5.7%

Endesa Chile and subs. in Chile	61,742	67,874	120,771	132,766	9.9%
Costanera	17,163	18,588	33,571	36,359	8.3%
Chocón	10,129	9,210	19,812	18,016	(9.1%)
Emgesa	26,621	25,432	52,072	49,746	(4.5%)
Edegel	21,992	24,395	43,018	47,718	10.9%

Variable Costs:	425,774	635,067	832,843	1,242,234	49.2%

Costanera	114,284	148,965	223,547	291,386	30.3%
Chocón	11,644	11,307	22,777	22,117	(2.9%)
Emgesa	74,374	85,408	145,481	167,063	14.8%
Edegel	47,990	48,818	93,871	95,492	1.7%
Fuels and Lubricants in Chile	50,212	206,295	98,217	403,526	310.9%
Energy purchases in Chile	44,379	40,426	86,807	79,077	(8.9%)
Other variable costs in Chile	82,892	93,848	162,143	183,573	13.2%

(*) On September 1, the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.

PRESS RELEASE 3Q 2007

Endesa Chile’s Operating Income break down by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$

	Jan-Sept 2006	Jan-Sept 2007	Jan-Sept 2006	Jan-Sept 2007	% Var.

OPERATING REVENUES	1,042,439	1,253,200	2,039,080	2,451,342	20.2%

Endesa Chile and subs. in Chile	515,052	658,181	1,007,476	1,287,446	27.8%
Costanera	141,872	175,491	277,511	343,273	23.7%
Chocón	49,703	45,736	97,222	89,463	(8.0%)
Emgesa	209,573	245,035	409,939	479,304	16.9%
Edegel	126,239	128,756	246,931	251,856	2.0%

OPERATING EXPENSES	620,393	844,508	1,213,531	1,651,915	36.1%

Endesa Chile and subs. in Chile	270,495	441,373	529,106	863,354	63.2%
Costanera	138,137	174,570	270,205	341,472	26.4%
Chocón	23,023	21,795	45,035	42,633	(5.3%)
Emgesa	111,448	123,583	218,000	241,736	10.9%
Edegel	77,290	83,187	151,184	162,720	7.6%

OPERATING MARGIN	422,045	408,691	825,549	799,427	(3.2%)

Endesa Chile and subs. in Chile	244,557	216,808	478,369	424,092	(11.3%)
Costanera	3,735	921	7,307	1,802	(75.3%)
Chocón	26,680	23,941	52,187	46,830	(10.3%)
Emgesa	98,125	121,452	191,939	237,568	23.8%
Edegel	48,948	45,569	95,747	89,136	(6.9%)

GENERAL AND ADMINISTRATIVE COSTS	29,648	28,357	57,994	55,468	(4.4%)

Endesa Chile and subs. in Chile	15,949	14,117	31,197	27,614	(11.5%)
Costanera	1,559	2,056	3,050	4,022	31.9%
Chocón	600	802	1,174	1,569	33.7%
Emgesa	3,434	3,673	6,718	7,186	7.0%
Edegel	8,106	7,708	15,855	15,078	(4.9%)

OPERATING INCOME	392,397	380,334	767,555	743,959	(3.1%)

Endesa Chile and subs. in Chile	228,608	202,691	447,172	396,478	(11.3%)
Costanera	2,176	(1,135)	4,257	(2,221)	(152.2%)
Chocón	26,080	23,139	51,014	45,261	(11.3%)
Emgesa	94,691	117,778	185,222	230,382	24.4%
Edegel	40,843	37,861	79,891	74,058	(7.3%)

INTERNATIONAL GENERATOR CONTRIBUTION	163,790	177,643	320,384	347,481	8.5%

(*) On September 1, the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.

PRESS RELEASE 3Q 2007

Endesa Chile’s Ownership Structure, as of September 30, 2007 Total Shareholders: 20,899. Total Outstanding Shares: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98%
Chilean Pension Funds	21.04%
ADRs	4.38%
Individuals	4.56%
Others	10.03%

PRESS RELEASE 3Q 2007

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended September 30, 2007, on Wednesday, October 31, 2007, at 9:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 48 67, international.
Dial-In number: 1 (888) 713 42 15
Passcode I.D.: 84599312

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 42535299

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link:
https://www.theconferencingservice.com/prereg/key.process?key=PRF3YKBR8

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: October 31, 2007

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.